

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2022

Brian Ferdinand
Chief Executive Officer
CORPHOUSING GROUP INC.
2125 Biscayne Blvd, Suite 253
Miami, Florida 33137

> **Re: CORPHOUSING GROUP INC.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 6, 2021**
> **CIK No. 0001893311**

Dear Mr. Ferdinand:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 5

1. Please identify the certain non-U.S. cities which you are evaluating for the launch of your first commercial international operations.

Risks related to our Business
The Covid-19 Pandemic..., page 12

2. Please provide expanded quantified disclosure in this risk factor and in your Management's Discussion and Analysis disclosure of the specific impact of Covid-19 on your revenue and operations including, for example, the impact of refunds and allowances and the value of booking cancellations and the additional loan obligations incurred by

you.

Use of Proceeds, page 39

3.   We note that your debt includes short-term merchant cash advances totaling $1,207,058 bearing interest at a blended rate of 50% with an outside due date of March 1, 2022, and additional SBA debt totaling $815,183, bearing interest at an annual rate of 1% and maturing in May 2022. Please state clearly whether you intend to repay all or a portion of these loans with the proceeds of this offering. Otherwise, tell us how you plan to repay these loans at maturity. Refer to Instruction 4 to Item 504 of Regulation S-K.

Results of Operations, page 47

4.   We note your references here and elsewhere to your occupancy and RevPAR rates. Please quantify your historic occupancy rates as a percentage since inception and the impact on those rates of the COVID-19 pandemic. Provide similar disclosure regarding your RevPAR rates, including the reasons for the changes in RevPAR for the periods presented.

5.   Given the various locations of your properties, to the extent material, please discuss the geographic distribution of your revenues and expenses.

6.   Please note your disclosure of the increases in the components of cost of revenue for the periods presented. Please quantify the percentage increases for such expenses and explain the reasons for the increases whether due to increased unit rentals or other factors.

Liquidity and Capital Resources, page 49

7.   We note your disclosure that you believe your Refunds and Allowances of $7.35 million for the nine months ended September 30, 2021 to be non-ordinary course expenses, yet it appears that you have Refunds and Allowances expense in each financial statement period presented. Please tell us why you believe that refunds and allowance will not be expected in future periods, or revise your disclosure in future filings to clarify and ensure your disclosure is not misleading.

Cost Per Unit Acquired and Managed, page 63

8.   Please tell us how you determined cost per unit for you and your competitors as set forth in the chart in this section. To the extent you relied on public third party materials please identify the sources of such information.

Unit Portfolios and Profitability Points, page 64

9.   Please describe the location and character of the principal properties you hold. In each case describe the material terms of the leases or contracts governing those properties. Also, describe the variety of accommodations you offer. Describe the extent to which you or third parties are responsible for maintenance and other significant obligations related to your leased properties.

Executive Compensation, page 81

10. Please update your disclosure to include executive compensation for the most recently completed fiscal year ended December 31, 2021. See Item 402 of Regulation S-K.

Director Compensation, page 82

11. Please revise to address whether any director's compensation has been paid through December 31, 2021.

You may contact Howard Efron at 202-551-3439 or Eric McPhee at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Ross